Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements Form S-8 No’s. 333-197325, 333-168834, 333-135076, 333-116930, 333-90045, 333-77943, 333-39396, 333-67692, and 333-212910 of our report dated March 15, 2018 which expresses an unqualified opinion and includes an explanatory paragraphs relating to the adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes and 2016-09, Improvements to Employee Share-Based Payment Accounting, relating to the consolidated financial statements and schedule and the effectiveness of internal control over financial reporting (which report expresses an adverse opinion), of AutoWeb, Inc. (formerly Autobytel Inc.), appearing in this Annual Report on Form 10-K for the year ended December 31, 2017.

/s/ Moss Adams LLP

San Diego, CA
March 15, 2018